DISCO

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

02041264

FORM 6 - K

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16
of the Securities Exchange Act of 1934

For May 24, 2002

Disco S.A.
Larrea 847, First Floor
1117 Capital Federal, Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 - F or Form 40 - F.

Form 20 - F X Form 40 - F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 - 2 (b):

ANDERSEN

DISCO

DISCO S.A. AND SUBSIDIARIES

Consolidated Financial Statements as of March 31, 2002 and 2001, and for the three-month periods then ended together with the Summary of events for the three-month periods ended March 31, 2002, 2001, 2000, 1999 and 1998 and the Review Report of Independent Public Accountants

ANDERSEN

Pistrelli, Díaz y Asociados
Firma Miembro de Andersen
25 de Mayo 487
1002 Buenos Aires
Argentina
Tel 54 11 4318 1600 4311 6644
Fax 54 11 4312 8647 4318 1777

REVIEW REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of

DISCO S.A.:

We have reviewed the accompanying consolidated balance sheets of DISCO S.A. (an Argentine corporation) and its subsidiary as of March 31, 2002 and 2001, and the related consolidated statements of income (loss), changes in shareholders' equity (deficit) and cash flows for the three-month periods then ended. These consolidated financial statements and the Summary of Events for the three-month periods ended March 31, 2002, 2001, 2000, 1999 and 1998 are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

As described in Note 9 to the accompanying financial statements, during the year, a deep change has been implemented in the economic model of the country as well as in the Convertibility Law that was in place since March 1991. The main consequences of the set of measures adopted by the Argentine Federal Government, which are detailed in the above mentioned note, have been (a) the devaluation of the Argentine peso with respect to the US dollar and de-dollarization of certain assets and liabilities in foreign currency held in the country; (b) the default in the payment of public external debt; (c) the implementation of restrictions on the withdrawal of funds deposited with financial institutions; (d) the restriction on transfers abroad for financial loan principal service and dividend distributions without prior authorization from the Central Bank; (e) an increase in domestic prices; and (f) significant pressure to accelerate payments to suppliers. The future development of the economic crisis may require further measures from the Argentine Federal Government. The accompanying financial statements should be read taking into account the issues mentioned above.

ANDERSEN

As further explained in Note 2.2 to the accompanying consolidated financial statements, the Company has not recognized the effects of the variation in the purchasing power of currency from January 1st, 2002, which is required by Resolution M.D. N° 3/2002 of the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires. Had such resolution been applied (a) the Company's shareholders' equity as of March 31, 2002 would have increased, and the loss for the three-month period then ended would have decreased by approximately 182 million Argentine pesos and 43 million Argentine pesos, respectively, and (b) all balances as of March 31, 2001 presented for comparative purposes would have been restated to recognize the effects of variations in the purchasing power of currency for the period January through March 2002.

Based on our review, we are not aware of any material modification that should be made to the accompanying consolidated financial statements for them to be in conformity with Argentine Business Associations Law and applicable rules of the National Securities Commission (CNV) and, except for the failure to recognize the effects of the variations in the purchasing power of currency mentioned in the previous paragraph, with accounting principles generally accepted in Argentina.

Our review has been made primarily for the purpose stated above. The "Summary of Events for the three-month periods ended March 31, 2002, 2001, 2000, 1999 and 1998" is presented only for purposes of supplementary analysis and is not a required part of the basic financial statements. This information, except for the portion marked "Not covered by the review report of independent public accountants", has been subjected to the inquiry and analytical procedures applied in the review of the basic financial statements. Based on our review, we are not aware of any material modifications that should be made to such data.

The Company has prepared a description of the significant differences between accounting principles generally accepted in Argentina and accounting principles generally accepted in the United States of America. This information is set forth in Note 10 to the financial statements.

Buenos Aires,
May 24, 2002

PISTRELLI, DIAZ Y ASOCIADOS

ENRIQUE J. COLOMBO
Partner

DISCO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2002 AND 2001

(stated in thousands of Argentine pesos)

	2002	2001
CURRENT ASSETS		
Cash on hand and in banks	29,474	26,454
Investments (Exhibit C)	49,306	3,001
Trade receivables (Note 3.a)	110,261	46,825
Other receivables (Note 3.b)	35,432	26,834
Inventories (Note 3.c)	197,004	189,633
Total current assets	421,477	292,747
NONCURRENT ASSETS		
Other receivables (Note 3.b)	24,509	14,925
Investments (Exhibit C)	10,289	3,664
Fixed assets (Exhibit A)	1,036,045	934,837
Intangible assets (Exhibit B)	454,995	350,973
Total noncurrent assets	1,525,838	1,304,399
Total assets	1,947,315	1,597,146
CURRENT LIABILITIES		
Trade payables (Note 3.d)	311,360	312,720
Loans (Note 3.e)	318,392	170,204
Payroll and social security taxes	22,616	32,715
Taxes payable	19,726	14,511
Other payables (Note 3.f)	29,575	44,573
Total current liabilities	701,669	574,723
NONCURRENT LIABILITIES		
Loans (Note 3.e)	1,137,241	401,061
Taxes payable	3,255	11,146
Other payables (Note 3.f)	136,076	136,110
Accruals (Exhibit E)	14,103	14,258
Payables to related parties to be capitalized (Note 9.b)	632,880	-
Total noncurrent liabilities	1,923,555	562,575
Total liabilities	2,625,224	1,137,298
SHAREHOLDERS' EQUITY (DEFICIT) (per related statement)	(677,909)	459,848
Total liabilities and shareholders' equity (deficit)	1,947,315	1,597,146

The accompanying Notes 1 through 10 and Exhibits A, B, C, E, F, G and H are an integral part of these statements.

JOSE PEIRANO
Acting Chairperson

DISCO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

(stated in thousands of Argentine pesos)

	2002	2001
NET SALES (Note 3.g)	475,495	476,998
COST OF SALES (Exhibit F)	(312,696)	(308,986)
Gross profit	162,799	168,012
ADMINISTRATIVE EXPENSES (Exhibit H)	(12,082)	(12,912)
SELLING EXPENSES (Exhibit H)	(107,638)	(108,352)
DEPRECIATION AND AMORTIZATION (Exhibit H)	(23,527)	(23,551)
GAIN FROM EQUITY INVESTMENTS	24	44
OTHER INCOME (Note 3.h)	3,023	3,359
Operating income	22,599	26,600
FINANCIAL EXPENSE - NET (Note 3.i)	(1,126,052)	(22,412)
(Loss) income before taxes on income, minimum presumed income and bank debits/credits	(1,103,453)	4,188
TAXES ON INCOME, MINIMUM PRESUMED INCOME AND BANK DEBITS/CREDITS (Note 2.4.i)	(8,143)	(1,610)
Net income (loss)	(1,111,596)	2,578

The accompanying Notes 1 through 10 and Exhibits A, B, C, E, F, G and H are an integral part of these statements.

JOSE PEIRANO
Acting Chairperson

DISCO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

FOR THE PERIODS ENDED MARCH 31, 2002 AND 2001

(stated in thousands of Argentine pesos)

	Owners´ contributions			
	Subscribed capital		Premium on shares issued	Capital contributions
	Shares issued Par value	Adjustment to capital		
Balance at beginning and end of period	79,539	204	247,276	50,000

	Retained earnings		Total	
	Legal reserve	Unappropriated earnings	2002	2001
Balance at beginning of period	5,180	51,488	433,687	407,441
Capital contribution	-	-	-	50,000
Reversal of appraisal revaluation	-	-	-	(171)
Net income (loss) for the period	-	(1,111,596)	(1,111,596)	2,578
Balance at end of period	5,180	(1,060,108)	(677,909)	459,848

The accompanying Notes 1 through 10 and Exhibits A, B, C, E, F, G and H are an integral part of these statements.

JOSE PEIRANO
Acting Chairperson

DISCO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED MARCH 31, 2002 AND 2001

(stated in thousands of Argentine pesos)

	2002	2001
Cash and cash equivalents at end of period	78,780	29,455
Cash and cash equivalents at beginning of period	(51,384)	(37,680)
Net increase (decrease) in cash and cash equivalents	27,396	(8,225)
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS		
Operating Activities:		
Net (loss) income for the period	(1,111,596)	2,578
Adjustments to reconcile net (loss) income for the period to net cash used in operations:		
Depreciation and amortization of fixed assets and intangibles	23,527	23,551
Deferred charge amortization	139	139
Exchange difference on unsettled liabilities	1,070,693	-
Loss (gain) on sale of fixed assets	376	(407)
Gain from equity investments	(24)	(44)
Changes in current assets and liabilities		
Decrease (increase) in trade receivables (net of allowances)	(10,597)	15,043
Increase in other receivables	(3,132)	(3,040)
Increase in inventories	(10,320)	(5,946)
Decrease in trade payables	(5,660)	(35,362)
Decrease in payroll and social security taxes and in taxes payable	(10,546)	(9,594)
Increase (decrease) in other payables	1,647	(100)
Increase in interest payable	28,037	11,458
Increase (decrease) in accruals	462	(1,295)
Total adjustments	1,084,602	(5,597)
Net cash flows used in operating activities	(26,994)	(3,019)
Investing Activities:		
Acquisition of fixed assets	(4,693)	(27,805)
Increase in intangible assets	(3,195)	(1,410)
Decrease in other current liabilities for acquisition of fixed assets	(2,796)	(17,747)
Sale of fixed assets	107	937
Net cash used in investing activities	(10,577)	(46,025)
Financing Activities:		
Increase (decrease) in loans	60,087	(12,149)
Capital contributions	-	50,000
Increase in other noncurrent liabilities for acquisition of fixed assets	4,880	2,968
Net cash provided by financing activities	64,967	40,819
Net increase (decrease) in cash and cash equivalents	27,396	(8,225)

The accompanying Notes 1 to 10 and Exhibits A, B, C, E, F, G and H are an integral part of these statements.

JOSE PEIRANO
Acting Chairperson

DISCO S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

(stated in thousands of Argentine pesos)

1. CONTROLLING INTEREST AND ACTIVITIES OF THE COMPANY

DISCO S.A. (together with its subsidiaries, "the Company") is a corporation ("sociedad anónima") organized under the laws of the Republic of Argentina; its principal shareholder is Disco Ahold International Holdings N.V. (DAIH), a company domiciled in the Netherlands Antilles, whose shareholders are Velox Group and Royal Ahold (supermarket company domiciled in Zaandam, Netherlands) and holds 99.61% of the Company's shares. The Company inaugurated its first store in 1961 and is one of the leading food retailers in Argentina.

As of March 31, 2002, the Company operates 236 supermarkets under the Disco, Super Vea, Plaza Vea and Minisol labels; 81 stores are located in metropolitan and greater Buenos Aires, 14 in the summer resort area, 46 in the Cuyo region, 81 in the Córdoba region and 14 in the Northwestern region.

2. BASIS OF PRESENTATION

1. Purpose of the consolidated financial statements

These consolidated financial statements have been prepared to be filed with the Securities and Exchange Commission of the United States of America (the "SEC"). The accounting practices used by the Company in preparing the consolidated financial statements conform with accounting principles generally accepted in Argentina ("Argentine GAAP") but do not conform with accounting principles generally accepted in the United States of America (U.S. GAAP). A description of the main differences between Argentine GAAP and U.S. GAAP is set forth in Note 10. The effect of differences on the Company's consolidated net income (loss) and shareholder's equity (deficit) is quantified and included in the December 31 (year-end) consolidated statements.

The accompanying consolidated financial statements, in the opinion of management, reflect all adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the financial position, results of operations and cash flows for the three-month periods ended March 31, 2002 and 2001, presented according to Argentine GAAP.

2. Restatement to constant Argentine pesos

The consolidated financial statements fully reflect the effect of changes in the purchasing power of currency through August 31, 1995 by applying the method for restatement to constant pesos set forth in Technical Resolution No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE). In conformity with the requirements of General Resolution No. 272/95 of the CNV, the Company discontinued application of the restatement method effective September 1, 1995, while ratifying restatements recorded through that date. This criteria has been accepted by the professional accounting standards through December 31, 2001.

Taking into account the existence of a new inflationary environment (the applicable index for restatement of financial statements increased 32% in the period January-March 2002) and the conditions created by the new regime stated by the Law on Public Emergency and Exchange System Reform, which are detailed in Note 9, on March 6, 2002 the Professional Council on Economic Sciences of the Autonomous City of Buenos Aires (CPCECABA) approved Resolution M.D. N° 3/2002 which requires, among other features, restatement of fiscal years or interim periods ended March 31, 2002 and thereafter, and establishes that accounting figures restated through August 31, 1995, as well as accounting figures originated after such date, are deemed to be restated through December 31, 2001.

The restatement method will have to be applied to accounting bases immediately before the capitalization of exchange differences mentioned in Note 2.4.h), which means recognizing beforehand the effects of the variations in the purchasing power of currency, which will be subsequently absorbed by the restated value of the assets indicated in such Note.

The Company will have to apply CPCECABA's Resolution M.D. N° 3/2002 once approved by the regulatory agency. Had such resolution been applied (a) the Company's shareholders' equity as of March 31, 2002 would have increased, and the loss for the three-month period then ended would have decreased, by approximately 182,000 and 43,000, respectively, after giving effect to the capitalization of exchange differences mentioned in Note 2.4.h) and (b) all balances as of March 31, 2001 presented for comparative purposes would have been restated to recognize the effects of variations in the purchasing power of currency for the period January through March 2002.

3. Presentation of consolidated financial statements and consolidated companies

The preparation of financial statements in conformity with both Argentine and U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Subsequent resolution of some matters could differ from those estimates.

Disco S.A. (the controlling Company) has consolidated its financial statements with the financial statements as of March 31, 2002 of Ekono S.A., Invor S.A., Pacuy S.A., Corminas S.A., Minimercados Internacionales S.A. and Virtual Market S.A. (and their respective subsidiaries), which were prepared following accounting methods similar to the ones used by Disco.

All significant intercompany transactions and balances have been eliminated in consolidation.

In accordance with Argentine GAAP and current Argentine Legislation, the presentation of the parent company's individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of this filing, individual financial statements have been omitted, since they are not required for SEC reporting purposes.

Starting the last quarter of 2001, the Company has decided to consolidate certain controlled companies that in prior years were excluded from consolidation because of their immateriality, giving retroactive effect to the financial statements as of March 31, 2001, presented for comparative purposes.

4. Accounting principles used

The accounting principles used in the preparation of these consolidated financial statements are as follows:

a) Cash, receivables and payables:

- In local currency: at nominal value.
- In foreign currency: converted at the exchange rates in effect at each period-end applicable to the settlement of these transactions. Details of each caption are set forth in Exhibit G.

Exchange differences have been credited/charged to current income in each period.

National and provincial government bonds existing as of period-end were valued at 100% of their nominal value, as they will be used to settle trade and tax payables at such value.

Receivables and payables include accrued interest as of each period-end. Imputed interest, when material, has been segregated from the respective balance sheet and income statement captions.

b) Inventories: stated at the replacement cost, which is lower than net realizable value at each period-end.

c) Investments:

Current:

Term deposit: converted at the exchange rates in effect at each period-end applicable to the settlement of these transactions.

Noncurrent:

- Unconsolidated subsidiaries: as detailed in Exhibit C, this investment represents a subsidiary, which has been accounted for by the equity method. The valuation by the equity method in this company was calculated on the basis of the financial statements as of March 31, 2002 and 2001, which were prepared following accounting methods similar to the ones used by the Company. Intercompany transactions and balances have been eliminated for valuation purposes.

- Buildings and others: valued at cost.

- Bonds and tax certificates: valued at cost plus accrued interest.

The value of noncurrent investments does not exceed their recoverable value.

d) Fixed assets:

At their acquisition cost.

All fixed assets were restated in constant Argentine pesos as explained in Note 2.2. "Restatement to constant Argentine pesos", including exchange differences capitalized of 117,400 following the procedure detailed in Note 2.4.h), and are presented net of related accumulated depreciation, calculated using the straight-line method over the estimated useful lives of the related assets.

Estimated useful lives are as follows:

Buildings	35 years	
Buildings on leased property	35 years	(*)
Facilities	10 years	
Machinery and equipment	10 years	
Furniture and fixtures	5 years	
Motor vehicles	5 years	
Mobile equipment	2 years	

(*) Buildings on leased property are depreciated over the estimated useful lives of the assets based on the Company's renewal experience with the respective leases.

The carrying amount of fixed assets does not exceed the recoverable value through future operations.

e) Intangible assets:

- Goodwill represents the excess of acquisition cost over the fair value of identifiable assets and liabilities of investments in subsidiaries and other companies at the acquisition date, including exchange differences capitalized in the amount of 105,274 following the procedure detailed in note 2.4.h). This excess is being amortized on a straight-line basis over a period of 35 years and is presented net of the related accumulated amortization.

  Subsequent to acquisition, the Company periodically evaluates whether subsequent events and circumstances have occurred which indicate that the remaining estimated useful life of intangible assets may warrant revision or that the remaining balance of such assets may not be recoverable. When factors indicate that intangible assets should be evaluated for possible impairment, the Company uses an estimate of undiscounted cash flows over the remaining life of the intangible assets in measuring whether assets are recoverable.

- Deferred charges include fees and expenses associated with the corporate bond issued that were valued at historical cost, less the related accumulated amortization calculated in proportion to the number of months determined for the deferral (60 months for charges allocable to the first tranche and 120 months for charges allocable to the second tranche) (see Note 8).

- Software is stated at cost of purchase and/or development, less the related accumulated amortization. It is amortized over a period of three years.

The carrying amount of intangible assets does not exceed the recoverable value through future operations.

f) Allowances / accruals:

- For doubtful accounts: the allowance was recorded based on the individual analysis of the recoverability of all receivables.

- For contingencies: contingent situations that represent probable liabilities for the Company have been accrued. The opinion of the Company's legal counsel has been taken into consideration to determine the likelihood of occurrence and calculate the amount to be accrued.

g) Shareholders' equity accounts have been restated in constant Argentine pesos as explained in Note 2.2. "Restatement to constant Argentine pesos", except for "Subscribed capital – Shares issued", which has been maintained at its original value. The adjustment required to restate to constant Argentine pesos has been disclosed in the "Adjustment to capital" account.

h) Income statement accounts:

- Income and expenses are charged to income as they accrue.

- Charges for consumption of nonmonetary assets have been computed based on the restated amounts of such assets as of August 31, 1995.

- Gain from equity investments has been computed based on the income statements of these companies.

- CNV's General Resolution N° 398 accepts, as the benchmark treatment, the method detailed in Resolution M.D. N° 3/2002 mentioned in Note 2.2., which states that exchange differences originated since January 6, 2002 for liabilities in foreign currency existing as of such date, must be included in the cost of the acquired assets (or the assets built using such financing), as long as certain conditions detailed by such resolution are met, including a direct relationship between the financial liability and the acquisition, construction or production of qualifying assets (fixed assets, intangible assets and equity investments in local companies existing as of January 6, 2002). Such total or partial financing includes liabilities payable to the suppliers of the assets, invoiced in foreign currency, or loans obtained from financial institutions with the same purpose. If the relationship between the financing and the acquisition, construction or production of qualifying assets is not direct, such exchange differences may be capitalized as part of the cost of qualifying assets, only under specified conditions.

In accordance with the above-mentioned resolution, during the period the Company has capitalized 105,274 as goodwill and 117,400 as fixed assets for the exchange loss caused by liabilities in foreign currency, disclosed in Exhibit G, existing as of January 6, 2002.

i) Taxes on Income, minimum presumed income, and bank debits/credits:

The Company calculates income taxes at the current rate of 35% based on the taxable income for the year, without taking into consideration the effect of temporary differences between book and taxable income. Moreover, the Company calculates tax on minimum presumed income (TOMPI) based on taxable assets at a 1% rate. This tax is complementary to the income tax. The Company is liable for the greater of the two taxes. If TOMPI exceeds income tax in any fiscal year, such excess can be applied as a prepayment for any future excess of income tax over TOMPI in any of the following 10 years.

TOMPI for the period ended March 31, 2002, was higher than income tax. The amount of 19,261 resulting for such excess (as well as the TOMPI credit which arose in prior years, except for 1998's TOMPI written off in the period for 2,319) was recorded under "Other noncurrent receivables". The Company's management has prepared business plan projections that show that this tax credit will be recovered before its expiration (10 years). In subsequent years the Company will continue evaluating the evolution of operations, assumptions made and the macroeconomic variables of the country and, accordingly, the recoverability of such tax credit.

On March 30, 2001, Federal Executive Decree No. 380/2002 became effective, regulating the Competitiveness Law that among other things created a tax on bank credits and debits. This tax will be effective through December 31, 2002. For the period ended March 31, 2002, the amount included in the statement of loss for the checking account tax was 5,824.

3. DETAIL OF MAJOR ACCOUNTS

The following is a detail of the most significant balance sheet and income statement accounts:

	2002	2001
a) Trade receivables:		
Credit cards	44,220	36,000
National and provincial government bonds	35,729	-
Discocard (Note 4)	5,288	3,727
Purchase tickets	18,237	6,923
Other	11,703	3,558
	115,177	50,208
Allowance for doubtful accounts (Exhibit E)	(4,916)	(3,383)
	110,261	46,825

b) **Other receivables:**

	Current 2002	Current 2001	Noncurrent 2002	Noncurrent 2001
Related parties (Note 4)	9,069	3,673	-	2,041
Prepaid expenses	3,246	4,227	403	394
Prepaid taxes	8,635	5,980	150	1,589
Tax on minimum presumed income	-	-	19,261	8,994
Service receivables	3,481	3,095	197	347
Personnel loans	2,128	1,573	-	-
Prepaid insurance premiums	2,129	1,620	-	-
Prepaid rent	825	864	3,558	826
Guarantee deposits	701	612	474	300
Insurance claim receivables	1,873	-	-	-
Other	3,345	5,190	466	434
	35,432	26,834	24,509	14,925

c) **Inventories:**

	2002	2001
Merchandise	196,296	188,054
Merchandise in transit	708	1,579
	197,004	189,633

d) **Trade payables:**

	2002	2001
Local vendors	298,082	310,840
Foreign trade accounts payable	13,278	1,880
	311,360	312,720

e) **Loans:**

	Current 2002	Current 2001	Noncurrent 2002	Noncurrent 2001
Corporate Bonds (Note 8)	38,041	12,680	1,050,000 (2)	350,000
Issue discount	-	-	(1,019)	(1,196)
Financial institutions	219,434	157,013	87,150	50,597
Related parties (Note 4)	60,285	-	-	-
Collateralized (1)	632	511	1,110	1,660
	318,392	170,204	1,137,241	401,061

(1) The collateralized loans include mortgage loans payable with annual interest rates of 6% and maturity dates through May 2006. Installments are payable on a monthly basis. The mortgages payable are secured by first mortgages on land and buildings as of March 31, 2002 as detailed below:

Property location	Net book value	Amount of debt
3,925 Las Heras, Buenos Aires City	1,478	820
1,654 Bouchardo, Córdoba City	1,467	840
	2,945	1,660

(2) Corresponds to US$350 million at an exchange rate of 3 pesos per dollar at period-end. See effects of devaluation in Note 9.

14/36

f) Other payables:

	Current 2002	Current 2001	Noncurrent 2002	Noncurrent 2001
Purchases of fixed assets (1)	15,309	29,241	12,110	10,957
Purchases of businesses (2)	12,105	14,996	123,251	122,288
Related parties (Note 4)	554	-	-	2,041
Others	1,607	336	715	824
	29,575	44,573	136,076	136,110

(1) Includes 3,726 secured by a first mortgage on the acquired properties, located in the Buenos Aires province. The net book value of the land and buildings mortgaged as of March 31, 2002 amounts to 11,075.
(2) These liabilities have been de-dollarized at an exchange rate of 1 peso per dollar, and indexed by the "benchmark stabilization coefficient" published by the Central Bank of Argentina.

	Income (Loss) 2002	Income (Loss) 2001
g) Net sales:		
Gross sales	490,909	490,022
Direct taxes	(15,414)	(13,024)
	475,495	476,998
h) Other income:		
Rental income	1,498	862
Commission income	742	1,642
Other	783	855
	3,023	3,359
i) Financial expense-net:		
Generated by assets:		
– Interest	805	503
– Exchange gain	21,022	-
	21,827	503
Generated by liabilities:		
– Interest (1)	(49,270)	(15,099)
– Imputed interest (2)	(6,088)	(6,046)
– Tax on business financing	(3,870)	(1,770)
– Exchange loss (3)	(1,088,651)	-
	(1,147,879)	(22,915)
	(1,126,052)	(22,412)

(1) Includes deferred charge amortization of 139.
(2) Includes 1,332 (2002) and 1,290 (2001) of the debt for the acquisition of Ekono.
(3) Net of 222,674 capitalized in intangible assets and fixed assets (Notes 2.4.d) and e).

4. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Balances as of March 31, 2002 and 2001 and gains (losses) on transactions with related parties during the three-month periods then ended are as follows:

	2002				2001
	Disco Ahold	Ahold Group	Santa Isabel	Total	Total
Other current receivables (Note 3.b)	-	458	8,611	9,069	3,673
Other noncurrent receivables (Note 3.b)	-	-	-	-	2,041
Loans (Note 3.e)	60,285	-	-	60,285	-
Other current payables (Note 3.f)	554	-	-	554	-
Other noncurrent payables (Note 3.f)	-	-	-	-	2,041
Payables to related parties to be capitalized	4,482	628,398	-	632,880	-
Income (expense) on transactions:					
Interest	(297)	(11,167)	57	(11,407)	21

- Sales coupons of Discocard credit cards are managed by a party related to the Velox Group. Receivables from such company for credit card coupons pending payment as of March 31, 2002 and 2001 amounted to 5,288 and 3,727, respectively. Commissions on these transactions for the periods ended March 31, 2002 and 2001 amounted to 109 and 180, respectively.
- The Company carries out transactions in bank checking accounts, custody accounts and other services held with Banco Velox, a company related to the Velox Group. The checking account balances carried with respect to such financial institution as of March 31, 2002 and 2001 amounted to 2,175 and 636, respectively. Bank commissions and charges for these transactions for the periods ended March 31, 2002 and 2001 amounted to 68 and 72, respectively.
- The Company rents outlets to related parties. Rental payments made during the periods ended March 31, 2002 and 2001 totaled 192 and 220, respectively.
- A company related to the Velox Group agreed to pay the Company a commission for the use of stands in Disco's supermarkets where the related company exploits, promotes and sells financial services. The commissions collected on this account during the periods ended March 31, 2002 and 2001 amounted to 67 and 90, respectively.

5. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases certain parcels of land where buildings have been constructed and/or remodeled to permit the Company to conduct its operations. The terms of such leases range up to 10 years and contain in most cases renewal options for an additional period, with expiration dates, including options, through 2021. Management expects that in the normal course of business the leases will be renewed. The property lease payments are generally the greater of a minimum rental or a percentage of sales.

Guaranties furnished by controlled companies

Pacuy S.A. and Invor S.A. invested in companies that operate under the Special Tax Exemption System established by National law No. 22,021, as amended. This law allows companies to finance up to 75% of investments through the deferral of their tax payments, if the amount owed to the tax authorities is invested in companies that produce agricultural products. To guarantee these deferred taxes (which amount to 1,510), Pacuy S.A. mortgaged some of its buildings, in favor of the tax authorities.

6. DISCLOSURE OF INVESTMENTS, RECEIVABLES AND LIABILITIES AS OF MARCH 31, 2002

Maturity	Investments	Receivables	Loans (3)	Other payables (1)
Without maturity date (2)	-	28,046	-	-
With maturity date				
– Past due:				
• Less than three months	-	2,363	-	-
– Due in:				
• 2nd qtr. 2002	49,306	131,503	167,657	364,955
• 3rd qtr. 2002	-	4,501	135,936	2,881
• 4th qtr. 2002	-	644	12,103	13,638
• 1st qtr. 2003	-	2,963	2,696	1,803
• 2nd qtr. 2003 through 1st qtr. 2004	4,000	1,368	377,330	112,066
• 2nd qtr. 2003 through 1st qtr. 2005	3,000	706	4,937	2,355
• 2nd qtr. 2003 through 1st qtr. 2006	-	536	4,957	24,798
• 2nd qtr. 2003 through 1st qtr. 2007	-	1,411	903	112
• 2nd qtr. 2007 and thereafter	-	1,077	749,114	-
Total not past due	56,306	144,709	1,455,633	522,608
Total with maturity date	56,306	147,072	1,455,633	522,608
– Allowance for doubtful accounts (Exhibit E)	-	(4,916)	-	-
Total	56,306	170,202	1,455,633	522,608
– % that accrues interest at fixed interest rate	91%	20%	94%	82%
– % that accrues interest at variable rate interest rate	9%	-	6%	2%
– Average interest rate	3%	7%	9%	8%

(1) Includes total liabilities other than loans and accruals.
(2) Tax credits.
(3) Does not include payables to related parties to be capitalized, for 632,880.

7. BUSINESS ACQUISITIONS AND THEIR FINANCING

a) Angulo Hermanos S.A.:

In October 1997 the Company acquired 100% of Angulo Hermanos S.A.

The purchase price totaled $ 188.7 million. Amounts owed as of March 31, 2002 (approximately $ 8.3 million) are shown under other current payables.

The sellers have agreed to hold the Company harmless from any liability arising prior to the acquisition date and any liabilities that have not been adequately accrued. The statutes of limitation for the Company's right to be compensated expire in October 2002.

b) Supamer S.A.:

In April 1999 the Company acquired 100% of the subscribed and paid-in capital as well as all of the irrevocable capital contributions of Supamer S.A.

The total acquisition price was $ 114.2 million and the payment terms and conditions agreed upon for amounts owed were as follows:

- $ 10.5 million due, without interest, in April 2003;
- $ 23.6 million due in April 2005. This balance accrues interest at an annual 5% rate.

Amounts owed are shown under other noncurrent payables.

c) Supermercados Ekono S.A.:

In May 2000 the Company acquired Supermercados Ekono S.A. from its prior owner, a Chilean company called D&S S.A. The transaction purchase price totaled $ 150 million. Amounts owed ($ 94.3 million) will be paid in May 2003. This debt, net of imputed interest, is presented as other noncurrent payables.

In connection with the acquisition of Supermercados Ekono S.A., the sellers must indemnify and hold the Company harmless from and against any costs or damages that may arise from any unrecorded liability or obligation of any kind originated before the acquisition date.

d) Virtual Market S.A.:

In May 2001 the Company acquired 70% of Virtual Market S.A., a company that is engaged in information system consulting services. The acquisition price was $ 1.7 million. The unpaid balance of $ 0.9 million as of March 31, 2002 was paid in May 2002.

All acquisitions have been accounted for using the purchase method.

8. ISSUE OF CORPORATE BONDS

In May 1998 the net proceeds of unsecured non-convertible Corporate Bonds totaling US$ 350 million were received (net of discounts and issue fees). The main features of these Corporate Bonds are:

a) First tranche for a total US$ 100 million aggregate principal amount.

   Interest is accrued at a 9.125% nominal annual rate and is due in US dollars in 10 semiannual installments on May 15 and November 15 of each year.

   The principal will be payable in one single installment in US dollars on May 15, 2003.

   The issue price was 99.939% of face value, and the fee was 0.75%.

b) Second tranche for a total US$ 250 million aggregate principal amount.

   Interest is accrued at a 9.875% nominal annual rate and is due in US dollars in 20 semiannual installments on May 15 and November 15 of each year.

   Principal will be payable in one single installment in US dollars on May 15, 2008. However, at the Company's option, the second-tranche Corporate Bonds may be redeemed in full or in part at any time after May 15, 2003, at certain specified premiums declining to par after May 15, 2006.

   The issue price was 99.342% of face value, and the fee was 1%.

The main terms and conditions of the Corporate Bonds are as follows:

1) Current and future tax considerations: The Company will pay the appropriate principal and interest amounts without any deduction for withholding that already exists or might exist in the future.

2) Certain covenants: The indenture (under which the issue was made) imposes certain restrictions on the Company and its subsidiaries, which limit the ability to incur indebtedness additional to permitted indebtedness, make restricted payments (including dividends), dispose of certain assets, encumber assets, perform certain transactions with affiliates, take over or merge with and into any other person, or transfer all or a substantial portion of its assets and property. During the period, the devaluation of the Argentine peso caused the Company to fail to comply with certain financial ratios required by the indenture. However, as of the date of these financial statements, the Company's indebtedness is below the permitted amount.

3) Permitted indebtedness: Irrespective of what is mentioned in 2) above, the Company is permitted to incur: a) financial indebtedness (in addition to the Corporate Bonds) for up to US$ 150 million; b) any other indebtedness (excluding indebtedness incurred to purchase inventories or obtained in the normal course of business) for up to US$ 50 million.

4) Events of default and effects on the Company: The indenture provides for the following cases of default, among others: nonpayment of Corporate Bond principal or interest, nonperformance or violation of any commitment or guarantee included in the indenture, or noncompliance with other obligations. Should any event of default occur or continue, the trustee or the creditors under the indenture specifications may, at their option, render the principal and accrued interest immediately due and payable.

5) Change of control: Upon the occurrence of a Change of Control (as defined in the indenture), each holder of Corporate Bonds will have the right to require the Company to purchase all of such holder's Corporate Bonds at a purchase price equal to 101% of the principal amount thereof, plus accrued and *unpaid interest thereon, if any, to the date of repurchase.*

The interest due on May 15, 2002 for US$16.5 million, was settled using a loan furnished by Royal Ahold.

9.a) EFFECTS OF THE DEVALUATION OF THE ARGENTINE PESO AND OTHER MODIFICATIONS OF THE ECONOMIC MODEL

Since early December 2001, the Argentine authorities have implemented a number of monetary and exchange control measures that mainly included restrictions on the free dispositions of funds deposited with banks and the practical impossibility of making transfers abroad, with the exception of transfers related to foreign trade. Subsequently, the Federal Government declared the official default on foreign debt payments and, on January 6, 2002, the Argentine Congress approved Law No. 25561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) approved in March 1991. The new law empowers the Federal Executive to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

The Government established a dual exchange system: the "official" exchange system, mainly for exports, certain imports, and bank debts, and the "freely floating" exchange market for all other transactions, with a ARS 1.4 to US$ 1 exchange rate for transactions conducted through the "official" market. The exchange rate of the "free" market that, as of the close of business of the first day after the exchange market, which had been suspended since December 23, 2001 and reopened on January 11, 2002, was between ARS 1.60 and ARS 1.70 to US$ 1 (bid price).

Other regulations were issued subsequently, further amending the new rules and regulations in effect. The main aspects as of today are summarized below:

a) consolidation of the exchange markets into a "free" market for settling foreign trade transactions and financial transactions with prior authorization of the BCRA. As of the date of these financial statements, dollars in such market traded at 3.42 pesos per dollar (bid price), causing an additional loss after period-end, of approximately $200 million. Liabilities denominated in dollars were valued at the exchange rate of 3 pesos per dollar, prevailing as of period-end.

b) de-dollarization of deposits in US dollars with Argentine banks at the ARS 1.40=US$ 1 rate and of all US dollar-denominated obligations assumed as of January 6, 2002 in Argentina at a ARS 1=US$ 1 rate. Deposits and debts switched into pesos will be subsequently adjusted by a "benchmark stabilization coefficient" published by the BCRA that will be applied as from the publication date of Decree No. 214/2002, plus a minimum and maximum interest rate for deposits with and loans from the banking system, respectively, fixed by the BCRA;

c) de-dollarization of all private agreements dated before January 6, 2002 at a ARS 1=US$ 1 rate and subsequent adjustment by the benchmark stabilization coefficient mentioned in b);

d) restrictions on the disposition of funds deposited with banks;

e) prior authorization by the BCRA of cash transfers abroad to settle loan principal and distribute dividends;

f) 180-day suspension of unjustified dismissals; should any such dismissals occur, they will carry the penalty of having to pay double the termination pay provided by current labor legislation;

g) 180-day suspension as of February 3, 2002 of all lawsuits, precautionary measures, and foreclosure proceedings on loans, debts, deposits, and financial rescheduling affected by the new economic measures.

To date, the Federal Government is analyzing supplementary policies.

As provided in the Public Emergency and Exchange System Reform Law mentioned above, any loss resulting from applying the new exchange rate to the net position of assets and liabilities in foreign currency as of January 6, 2002 will be deductible for income tax purposes at the rate of 20% per year over the five fiscal years ending after the Law's effective date.

Due to the restrictions imposed on the availability of funds deposited with the banking system, the Company needs to obtain the Central Bank's prior authorization for remitting foreign currencies abroad to pay dividends and loan principal.

These financial statements contemplate the effects derived from the new economic and exchange measures, known as of their issue date. All management estimates were made in accordance with such measures. The effects of additional measures to be implemented by the Government will be accounted for at the time the Company's management becomes aware of them.

9.b) COMPANY SITUATION IN THE LIGHT OF THE NEW ECONOMIC AND FINANCIAL REGULATIONS

As of March 31, 2002 the Company has a shareholders' deficit, caused by the loss for devaluation of the Argentine peso during the period.

On May 15, 2002, the Company's Board of Directors approved an irrevocable capital contribution by capitalization of financial loans furnished by Royal Ahold and Disco Ahold for US$ 233.9 million. Such amount includes US$ 210.9 million included under payables to related parties to be capitalized (equivalent to 632,880 as of period-end), US$ 21 million obtained after period-end and US$ 2 million for interest accrued after period-end. The Board of Directors also called to a Shareholders' Meeting to be held on June 20, 2002 to increase the subscribed capital (by capitalization of the above-mentioned irrevocable capital contribution).

The Company's Board of Directors believes that as result of the steps taken and the support provided by the shareholders, it will be possible to maintain the normal course of business.

10. ADDITIONAL DISCLOSURES FOR U.S. GAAP PURPOSES AND SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN U.S. GAAP AND ARGENTINE GAAP

a) Additional disclosures

Cash and cash equivalents

For purposes of reporting cash flows, the Company considers all highly liquid investments consisting of certificates of deposit with original maturity of three months or less and other cash on demand accounts as cash equivalents.

In the statements of cash flows, cash and cash equivalents are comprised of cash on hand and in banks and current investments.

Financial instruments with off-balance sheet risk and concentration of credit risk

The Company has not used derivative financial instruments to manage its exposure to fluctuations in foreign currencies or interest rates and, accordingly, has not entered into transactions that would create off-balance sheet risk associated with such instruments.

The Company's trade receivables consist mostly of credit card and grocery purchase ticket receivables, most of which are attributable to two major credit card companies and the Company's own credit card. Based upon the financial stability and credit standing of the credit card companies, the Company believes the credit risk related to trade receivable balances is low.

The receivables for grocery purchase tickets are receivables from the companies that issue such tickets. Such companies sell these tickets to companies that, in turn, give them to their employees as part of their compensation. These tickets are used by the employees to purchase food and other products that are typically sold at supermarkets. The Company receives such tickets as payment for the purchases made by its customers and then obtains cash by submitting them to the companies issuing these tickets.

Commitments and contingencies – Leases

Future minimum rental payments required under leases that have initial or remaining noncancellable lease terms in excess of one year are as follows:

	Land	Scanners
2002	14,767	5,903
2003	19,253	7,530
2004	18,575	1,681
2005	17,199	629
2006	15,266	629
Thereafter	43,974	1,754
Total	129,034	18,126

Commitments and contingencies - Litigation

The Company is involved in various legal proceedings. In the opinion of management and the Company's legal counsel, although the outcome of any litigation cannot be predicted with certainty, the ultimate liability of the Company in connection with pending litigation will not have a material adverse effect on the Company's financial statements.

b) Description of differences between Argentine GAAP and U.S. GAAP

1. Restatement of financial statements for general price level changes

According to Argentine GAAP, prior to September 1, 1995 the restatement of assets and liabilities into constant Argentine pesos as of the date of the financial statements was required. All nonmonetary assets, liabilities and income statement amounts had to be restated to reflect changes in the Argentine general wholesale price index from the date the assets were acquired or from the date the liabilities were incurred through year-end. Effective September 1, 1995 the CNV passed General Resolution N° 272 providing that public companies would no longer be permitted to present financial statements that are adjusted to recognize the effects of inflation after such date. Accordingly, for years ending subsequent to September 1, 1995, there has been no further restatement of nonmonetary items and recognition of monetary gains and losses. This criteria was accepted by professional accounting standards through December 31, 2001.

22/36

Taking into account the existence of a new inflationary environment (the applicable index for restatement of financial statements increased 32% in the period January-March 2002) and the conditions created by the new regime stated by the Law on Public Emergency and Exchange System Reform, which are detailed in Note 9, on March 6, 2002 the Professional Council on Economic Sciences of the Autonomous City of Buenos Aires (CPCECABA) approved Resolution M.D. N° 3/2002 which requires, among other features, restatement of fiscal years or interim periods finished from March 31, 2002 and thereafter, and establishes that accounting figures restated through August 31, 1995, as well as accounting figures originated after such date, are deemed to be restated through December 31, 2001.

The Company will have to apply CPCECABA's Resolution M.D. N° 3/2002 once approved by the regulatory agency.

Under U.S. GAAP, general price level adjustments in non-U.S. dollar financial statements are not made when there are low levels of inflation. However, pursuant to Securities and Exchange Commission rules, the adjustments that were required by Argentine GAAP through August 31, 1995 need not be included in the reconciliation to U.S. GAAP by foreign registrants.

2. Income tax

Under Argentine GAAP, it is acceptable to recognize income tax expense based only on the estimated current income tax liability generated by the current year's taxable earnings. When income and expense recognition for income tax purposes does not occur in the same year as income and expense recognition for financial reporting purposes, the resulting temporary differences do not need to be considered in the computation of income tax expense.

Under U.S. GAAP, income taxes are required to be accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred tax assets or liabilities are recognized for all temporary differences between the financial reporting and tax bases of assets and liabilities at each reporting date.

3. Useful life of buildings on leased property

As discussed in Note 2.4.d) it is acceptable under Argentine GAAP to depreciate buildings on leased property based on the renewal experience with the leases, because there are legal restrictions in signing these lease contracts for more than 10 years.

The Company believes, based on its past experience and in conversations with the lessors during the renewal process, that the renewal option in its favor is implicit. The Company also considers the probability of not renewing the lease agreement to be remote.

However, in accordance with a literal reading of SFAS No. 13 of U.S. GAAP, the Company is required to depreciate the buildings over the lease term (including renewal periods) or the useful life of the buildings, whichever is shorter.

4. Impairment of long-lived assets

Under U.S. GAAP, in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", long-lived assets and certain identifiable intangibles to be held and used or disposed of by an entity must be reviewed for impairment whenever events for changes in circumstances indicate that the carrying amount of an asset may not be recoverable. There was no impairment loss recognized from the application of this statement.

Under Argentine GAAP, there are no explicit rules for the recognition of asset impairments, and it is acceptable to evaluate the recoverability of assets on a combined basis.

5. Goodwill

For U.S. GAAP purposes, the Company determined the fair value of the net assets of the acquired companies as of the acquisition date, which exceeded its Argentine GAAP value due to the effect of deferred taxes of the companies acquired.

Under U.S. GAAP goodwill is not subject to amortization but rather it is subject to at least an annual assessment for impairment by applying a fair-value-based test.

6. Capitalization of exchange loss

Under Argentine GAAP the benchmark treatment is the method detailed in Resolution M.D. N° 3/2002 mentioned in Note 2.4.h), which states that exchange differences originated since January 6, 2002 for liabilities in foreign currency existing as of such date, must be included in the cost of the acquired assets (or the assets built using such financing) as long as certain conditions detailed by such resolution are met, including a direct relationship between the financial liability and the acquisition, construction or production of qualifying assets (fixed assets, intangible assets and equity investments in local companies existing as of January 6, 2002). Such total or partial financing includes liabilities payable to the suppliers of the assets, invoiced in foreign currency, or loans obtained from financial institutions with the same purpose. If the relationship between the financing and the acquisition, construction or production of qualifying assets is not direct, such exchange differences may be capitalized, as part of the cost of qualifying assets, only under specified conditions. This method means recognizing beforehand the effects of the variation in the purchasing power of currency, which will be subsequently absorbed by the restated value of the qualifying assets (see also b)1. above).

Capitalization of exchange loss is not accepted by U.S. GAAP.

c) Future Impact of recently Issued Accounting Standards Not Yet in Effect

In June 2001 the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". The new standard will be effective for financial statements issued for fiscal years beginning after June 15, 2002, with early application encouraged. The Company plans to adopt this new standard in fiscal year 2003. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company does not anticipate any impact of this SFAS.

In April 2002 the FASB issued SFAS No. 145, which rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements", to require that gains and losses from extinguishments of debt in all periods presented be classified as extraordinary items only if they meet the criteria of APB Opinion 30. SFAS No. 145 also amends SFAS No. 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The new standard will be effective for financial statements issued for fiscal years beginning after May 15, 2002 and lease transactions occurring after May 15, 2002, with early application encouraged. The Company plans to adopt this new standard in 2003. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

JOSE PEIRANO
Acting Chairperson

24/36

DISCO S.A. AND SUBSIDIARIES

CONSOLIDATED DETAIL OF FIXED ASSETS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

(stated in thousands of Argentine pesos)

	Original values and appraisals				
Main account	At beginning of period	Increases	Decreases	Transfers	At end of period
Land and buildings (including buildings on leased property) (1)	706,469	(3) 118,060	(458)	251	824,322
Facilities	240,384	505	-	223	241,112
Machinery and equipment	160,802	120	-	(223)	160,699
Furniture and fixture	97,486	20	-	-	97,506
Motor vehicles	10,122	335	(119)	-	10,338
Mobile equipment	94,374	2,372	(153)	-	96,593
Construction in process	6,347	672	-	-	7,019
Prepayments to vendors	1,391	9	-	(251)	1,149
Total 2002	1,317,375	122,093	(730)	-	1,438,738
Total 2001	1,242,514	27,805	(1,828)	-	1,268,491

	Accumulated depreciation					
Main account	At beginning of period	Increases	Decreases	Transfers	At end of period	Net amount
Land and buildings (including buildings on leased property)	88,489	4,600	(108)	-	92,981	731,341
Facilities	88,624	5,525	-	(36)	94,113	146,999
Machinery and equipment	58,711	3,457	-	36	62,204	98,495
Furniture and fixture	74,623	1,604	-	-	76,227	21,279
Motor vehicles	5,076	151	(101)	-	5,126	5,212
Mobile equipment	66,957	5,123	(38)	-	72,042	24,551
Construction in process	-	-	-	-	-	7,019
Prepayments to vendors	-	-	-	-	-	1,149
Total 2002	382,480	20,460	(247)	-	402,693	1,036,045
Total 2001	314,113	21,064 (2)	(1,523)	-	333,654	934,837

(1) Mainly includes civil construction on third parties rented real properties.
(2) Includes 171 in increased depreciation related to an appraisal revaluation.
(3) Includes 117,400 for capitalization of exchange loss (Note 2.4.h).

JOSE PEIRANO
Acting Chairperson

25/36

EXHIBIT B

DISCO S.A. AND SUBSIDIARIES

CONSOLIDATED DETAIL OF INTANGIBLE ASSETS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

(stated in thousands of Argentine pesos)

	Original value			
Main account	At beginning of period	Increases	Decreases	At end of period
Goodwill	374,374	105,274 (3)	-	479,648
Deferred charges (1)	4,473	-	-	4,473
Software	952	495	3,135	4,582
Software under development	7,300	2,700	(3,135)	6,865
Other	2,889	-	-	2,889
Total 2002	389,988	108,469	-	498,457
Total 2001	381,510	1,410	(572)	382,348

	Accumulated amortization				
Main account	At beginning of period	Increases	Decreases	At end of period	Net amount
Goodwill	37,469	2,782	-	40,251	439,397
Deferred charges	2,028	139 (2)	-	2,167	2,306
Software	555	271	-	826	3,756
Software under development	-	-	-	-	6,865
Other	98	120	-	218	2,671
Total 2002	40,150	3,312	-	43,462	454,995
Total 2001	28,721	3,226	(572)	31,375	350,973

(1) Corresponds to fees and expenses associated with the issuance of the Corporate Bonds.
(2) Charged to financial expense.
(3) Corresponds to capitalization of exchange loss (Note 2.4.h).

JOSE PEIRANO
Acting Chairperson

EXHIBIT C

DISCO S.A. AND SUBSIDIARIES

UNCONSOLIDATED INVESTMENTS IN SUBSIDIARIES AND OTHER INVESTMENTS
AS OF MARCH 31, 2002 AND 2001

(stated in thousands of Argentine pesos)

	2002				2001
Denomination and issuers	Class	Face Value	Quantity	Book value	Book value
Current investments					
Term deposit in foreign currency				49,306 ========	3,001 ====
Noncurrent investments					
Subsidiary					
– Carnes Huinca	(a)	1	1,500	677	659
Others				214	541
Government bonds (1)				5,000	-
Tax certificate bonds				2,000	-
Buildings				2,398	2,464
				10,289 ========	3,664 ====

(1) These bonds accrue interest, payable monthly, in accordance with the agreed-upon rate on its nominal value. Decree 979/01 (August, 2001) stated that this bond may be used to settle tax liabilities at 25% per year, starting in 2003.

	Information on the issuer					
			Latest financial statements (b)			
Denomination and issuers	Main business	Period - end date	Capital stock	Income for the period	Share-holders' equity	Percentage interest in capital stock and votes
Noncurrent investments						
Subsidiary						
Carnes Huinca	Meat Packer	Mar. 02	3	48	1,354	50

a) One vote per common share
b) Financial statements for the three-month period ended March 31, 2002.

JOSE PEIRANO
Acting Chairperson

27/36

EXHIBIT E

DISCO S.A. AND SUBSIDIARIES

CONSOLIDATED ALLOWANCES AND ACCRUALS

AS OF MARCH 31, 2002 AND 2001

(stated in thousands of Argentine pesos)

	At beginning of period	Additions (1)	Charge offs	At end of period
Deducted from assets:				
Allowance for doubtful accounts				
Total 2002	4,491	494	(69)	4,916
Total 2001	3,084	410	(111)	3,383
Included in liabilities:				
Accrual for contingencies				
Total 2002	13,503	1,522	(922)	14,103
Total 2001	15,535	953	(2,230)	14,258

(1) Charged to selling expenses.

JOSE PEIRANO
Acting Chairperson

EXHIBIT F

DISCO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COST OF SALES

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

(stated in thousands of Argentine pesos)

	2002	2001
Inventory at beginning of period	174,901	183,687
Purchases	339,439	319,688
Imputed interest	(4,640)	(4,756)
Inventory at end of period	(197,004)	(189,633)
Cost of sales	312,696	308,986

JOSE PEIRANO
Acting Chairperson

EXHIBIT G

DISCO S.A. AND SUBSIDIARIES

CONSOLIDATED ASSETS AND LIABILITIES IN FOREIGN CURRENCY

AS OF MARCH 31, 2002 AND 2001

(stated in thousands of Argentine pesos)

	2002				2001
Account	Foreign currency and amount in thousands of foreign currency		Exchange Rate	Book amount in thousands of pesos	Book amount in thousands of pesos
CURRENT ASSETS					
Investments	US$	17,002	2.9	49,306	3,001
Other current receivables-related parties	US$	3,127	2.9	9,069	-
				58,375	3,001
CURRENT LIABILITIES					
Trade payables:					
Foreign vendors	US$	4,426	3	13,279	1,880
Loans					
Banks	US$	57,444	3	172,334	165,147
Related parties	US$	20,095	3	60,285	-
Other payables:					
Purchases of fixed assets	US$	2,074	3	6,223	
Related parties	US$	185	3	554	21,982
				252,675	189,009
NONCURRENT LIABILITIES					
Loans	US$	377,875	3	1,133,625	401,061
Other payables:					
Purchases of fixed assets	US$	2,423	3	7,269	133,083
Payables to related parties to be capitalized	US$	210,960 (1)	3	632,880	-
				1,773,774	534,144
				2,026,449	723,153

(1) See Note 9.b).

JOSE PEIRANO
Acting Chairperson

30/36

EXHIBIT H

DISCO S.A. AND SUBSIDIARIES

CONSOLIDATED DETAIL OF EXPENSES, DEPRECIATION AND AMORTIZATION

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

(stated in thousands of Argentine pesos)

	2002				2001
Account	Administrative expenses	Selling expenses	Depreciation and amortization	Total	Total
Board of directors' and statutory audit committee fees	227	-	-	227	136
Fees and compensation for services	1,313	5,464	-	6,777	6,744
Payroll and social security taxes	7,901	45,120	-	53,021	56,015
Advertising	-	8,222	-	8,222	8,090
Taxes, charges and contributions	80	4,561	-	4,641	4,155
Power, gas and telephone	507	6,203	-	6,710	7,115
Commissions	12	2,785	-	2,797	2,805
Stationery, books and travel expenses	178	675	-	853	997
Hardware lease	389	2,446	-	2,835	2,517
Rent	190	7,345	-	7,535	6,645
Conservation, repairs and material usage	309	9,575	-	9,884	9,533
Fixed asset depreciation	-	-	20,460	20,460	21,064
Store opening expenses	-	27	-	27	201
Intangible asset amortization	-	-	3,067	3,067	3,087
Insurance	134	1,815	-	1,949	1,572
Contingencies and doubtful accounts	-	2,016	-	2,016	1,363
Freight	31	3,810	-	3,841	4,023
Other	811	7,574	-	8,385	8,924
Reversal of additional depreciation on appraised fixed assets	-	-	-	-	(171)
Total 2002	12,082	107,638	23,527	143,247	
Total 2001	12,912	108,352	23,551		144,815

JOSE PEIRANO
Acting Chairperson

31/36

DISCO S.A. AND SUBSIDIARIES

SUMMARY OF EVENTS FOR THE THREE-MONTH PERIODS

ENDED MARCH 31, 2002, 2001, 2000, 1999 AND 1998

1. Review of the Company's business during the three-month period ended March 31, 2002 (*):

(Stated in millions of Argentine pesos)

Presentation of financial information

The following analysis has been made considering the Company's consolidated financial statements for the three-month period ended March 31, 2002, compared with the same period of 2001.

The financial statements as of March 31, 2002 and 2001, do not recognize restatements of non-monetary items due to the effects of inflation.

Net sales

Net sales decreased by 0.3% over the period under analysis with respect to the same period of the prior year, reaching 477.0 in 2001 and 475.5 in 2002. The decrease in net sales over 2002 was mainly related to the Argentine economic crisis, which generated a 4.5% drop in same store sales with respect to the same quarter for the prior year.

Cost of sales and gross profit

Cost of sales for the period increased with respect to the same period for the prior year by 1.2%, reaching 312.7, as compared to 309.0 in the same period for 2001. The margin as a percentage of sales decreased as a consequence of the economic crisis with respect to the first three months of the prior year, reaching 35.2% in 2001 and 34.2% in 2002.

Administrative and selling expenses

In the January-March 2002 period, administrative and selling expenses reached 119.7, i.e. dropping 1.3% from 121.3 as compared to the same period of the prior year. In terms of sales, administrative expenses represented 2.5% for the period under analysis as compared to 2.7% for the same period of the prior year. Also in terms of sales, selling expenses represented 22.6% for the 2002 period, as compared to 22.7% in 2001.

Depreciation and amortization

Depreciation and amortization decreased by 0.1% in the period under analysis with respect to the same period for 2001.

Gain from equity investment

Gain from equity investments decreased by 45.5% in the January – March 2002 period to a gain of 0.024 for this period from a gain of 0.044 for the same period of the prior year.

Operating income

Operating income decreased in the period under analysis by 15% to 22.6 from 26.6 in the same period of the prior year. As a percentage of net sales, operating income for the 2002 period reached 4.8% as compared to 5.6% in 2001. This decrease resulted mainly from the drop in gross margin as a consequence of the Argentine crisis.

Financial expense

Net financial expense reached 1,126.1 in the period under analysis as compared to 22.4 in the same period for the prior year. The increase resulted primarily from the effect of the Argentine peso devaluation that affected the Company's debt in US dollars.

Income tax, tax on minimum presumed income and tax on bank debits/credits

Income tax or tax on minimum presumed income increased by 6.5 to 8.1 as compared to 1.6 in the same period for the prior year. The tax on bank debits/credits, which became effective in April 2001, resulted in a expense for the Company of 5.8 in 2002.

Net income (loss)

The Company's net income (loss) decreased in the period under analysis with respect to that of 2001, reaching a loss of 1,111.6.

The loss for the period resulted mainly from financial expense due to the effects of devaluation of the Argentine peso in the beginning of 2002.

2. Consolidated balance sheet structures as of March 31, 2002, 2001, 2000, 1999 and 1998:

(stated in thousands of Argentine pesos)

	2002	2001	2000	1999	1998
Current Assets	421,477	292,747	257,349	192,317	177,313
Noncurrent Assets	1,525,838	1,304,399	1,042,873	771,879	666,747
	1,947,315	1,597,146	1,300,222	964,196	844,060
Current Liabilities	701,669	574,723	469,507	309,663	633,802
Noncurrent Liabilities	1,923,555	562,575	506,900	401,433	40,893
	2,625,224	1,137,298	976,407	711,096	674,695
Shareholders' Equity (Deficit)	(677,909)	459,848	323,815	253,100	169,365
	1,947,315	1,597,146	1,300,222	964,196	844,060

3. Consolidated income statement structures for the three-month periods ended March 31, 2002, 2001, 2000, 1999 and 1998:

(stated in thousands of Argentine pesos)

	2002	2001	2000	1999	1998
Operating income	19,576	23,241	19,781	15,009	18,405
Financial expense	(1,126,052)	(22,412)	(19,908)	(14,491)	(12,298)
Other operating income	3,023	3,359	1,701	916	1,978
Income before taxes	(1,103,453)	4,188	1,574	1,434	8,085
Taxes on Income, minimum presumed income and bank debits/credits	(8,143)	(1,610)	(1,173)	(617)	(4,097)
Net income (loss) for the period	(1,111,596)	2,578	401	817	3,988

4. Operational data for the three-month periods ended March 31, 2002, 2001, 2000, 1999 and 1998 (*):

	2002	2001	2000	1999	1998
Number of supermarkets (1)	236	234	212	111	107
Number of supermarkets substantially remodeled or expanded	-	1	2	-	2
Operating information (2)					
Total selling space (3)	297,128	280,144	226,079	153,993	145,622
Average selling space per supermarket (4)	1,259	1,197	1,146	1,362	1,348
Supermarket sales per square meter (5) (8)	1,623	1,742	2,022	2,417	2,654
Total number of equivalent employees (6)	12,463	13,408	12,135	11,024	10,392
Supermarket sales per equivalent employee (7) (8)	37,688	36,556	37,630	33,768	34,470

(1) At period-end.
(2) Includes only supermarkets (excludes information related to administrations and distribution centers).
(3) In square meters at period-end.
(4) Average selling space per supermarket represents the average for the year of the total selling space at month-end divided by the number of supermarkets at month-end.
(5) Supermarket sales per square meter is the sum, for each month during the period, of the average selling for all supermarkets open at month end divided by the total selling space for such supermarkets.
(6) Equivalent employees represents the total number of full time employees of the Company at the end of year assuming a 48-hour, six-day work week, increased by an amount equal to the number of additional employees who, based on a 48-hour work week, would be responsible for working a number of hours equal to the actual number of overtime hours worked during the last month in the year.
(7) Sales per equivalent employee represent the sum of the monthly net sales for each month during the period divided by the number of equivalent employees at month-end.
(8) As a result of the opening and remodeling of supermarkets during the period, these operational data are being affected by lower levels of efficiency until expected sales are reached.

5. Consolidated financial ratios:

	2002	2001	2000	1999	1998
Current ratio	0.60	0.50	0.54	0.60	0.29
Debt to equity ratio	(3.87)	2.46	2.99	2.77	3.98

6. Future prospects (*):

Despite the harsh economic crisis, the Company, together with its shareholders and employees believes it has found the way to achieve its objective of maintaining and increasing its main asset: the privileged relationship with our customers.

(*) Not covered by the review report of independent public accountants.

JOSE PEIRANO
Acting Chairperson

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Disco S.A.

By:
Name: Enrique Woodgate
Title: Manager of Legal Affairs